Exhibit 12.1

Bank of the Ozarks, Inc.

Calculation of Ratio of Earnings to Fixed Charges

The following table presents the calculation of the consolidated ratio of earnings to fixed charges for the periods presented.

	Three Months Ended June 30,	Six Months Ended June 30,	Years Ended December 31,
	2016	2016	2015	2014	2013	2012	2011
	(Dollars in thousands)
Earnings:
Add:
Net income before income taxes	$86,009	$168,687	$276,769	$172,447	$131,414	$110,999	$151,511
Fixed charges	12,022	21,375	28,041	21,225	18,831	21,825	30,645
Other	—	1	2	1	3	4	3
Less:
Interest capitalized	(6)	(15)	(30)	(24)	(24)	(24)	(24)
Noncontrolling interest of subsidiaries	21	28	61	(18)	28	20	(18)
Earnings	$98,046	$190,076	$304,843	$193,631	$150,252	$132,824	$182,117

Fixed Charges:
Interest expense:
Deposits	$10,214	$18,063	$17,716	$8,566	$6,103	$8,982	$11,686
FHLB advances, subordinated notes and subordinated debentures	1,677	3,052	9,852	12,389	12,531	12,618	18,749
Interest capitalized	6	15	30	24	57	70	51
Estimated interest included within rental expense	125	245	443	246	140	155	159
Preferred dividend requirements	—	—	—	—	—	—	—
Fixed charges	$12,022	$21,375	$28,041	$21,225	$18,831	$21,825	$30,645

Ratio of Earnings to Fixed Charges (including deposit interest)	8.16	8.89	10.87	9.12	7.98	6.09	5.94

Ratio of Earnings to Fixed Charges (excluding deposit interest)	48.58	51.94	27.81	14.62	11.33	9.64	8.99

The ratio of earnings to fixed charges is computed in accordance with item 503 of Regulation S-K by dividing (1) income before income taxes, fixed charges and amortization of capitalized interest, less interest capitalized and noncontrolling interest in income of subsidiaries that have not incurred fixed charges by (2) total fixed charges. For purposes of computing this ratio:

•

fixed charges, including interest on deposits, include all interest expense, interest capitalized and the estimated portion of rental expense attributable to interest, net of income from subleases; and

•

fixed charges, excluding interest on deposits, include interest expense (other than on deposits), interest capitalized and the estimated portion of rental expense attributable to interest, net of income from subleases.